

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2015

Via E-mail
Marshall W. Witt
Chief Financial Officer
SYNNEX Corporation
44201 Nobel Drive
Fremont, California

> **Re:** **SYNNEX Corporation**
> **Form 10-K for the fiscal year ended November 30, 2014**
> **Filed January 29, 2015**
> **File No. 001-31892**

Dear Mr. Witt:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 30

1.   You indicate that, "where product acceptance provisions exist, assuming all other revenue recognition criterion are met, revenue is recognized upon the earlier of shipment for products that have been demonstrated to meet product specifications, customer acceptance or the lapse of acceptance provisions." In this regard, please tell us the nature of the customer acceptance provisions in contracts for which you recognize revenue upon shipment, instead of upon customer acceptance or the lapse of acceptance provisions. Your response should explain how you determined that those products have been demonstrated to meet product specifications prior to receiving customer acceptance.

2.   Where you rely upon a purchase order as evidence of an arrangement tell us how you
        determine that the terms of the purchase order comply with your required terms of sale.
        In this regard, your use of written purchase orders issued by the customer as evidence of
        an arrangement should be clarified. Tell us if the purchase order terms in all cases reflect
        your normal sales agreement conditions.

Liquidity and Capital Resources

Capital Resources, page 39

3.   In your discussion regarding the repatriation of foreign balances, you indicate that
        "presently, we believe we have sufficient resources, cash flow and liquidity within the
        United States to fund current and expected future working capital requirements for at
        least the next twelve months." However, on page 87, you also indicate that you have not
        "provisioned U.S. taxes and foreign withholding taxes on non-U.S. subsidiaries for which
        the earnings are permanently reinvested." In light of your disclosures on page 39, please
        clarify whether or not you believe that you presently have sufficient resources, cash flow
        and liquidity within the United States to continue to permanently reinvest earnings in
        non-U.S. subsidiaries in the respective jurisdiction. Your discussion of liquidity should
        address long-term liquidity and long-term capital resources and needs beyond the next 12
        months, as well as the proposed sources of funding required to satisfy such obligations.
        See FRR 501.3.

Consolidated Statements of Operations, page 51

4.   Within your Technology Solutions segment you offer services related to systems design
        and integration solutions, as disclosed in Note 1 on page 56. To the extent that your total
        service revenues exceed 10% of consolidated revenues, considering services revenues
        generated by both reporting segments, tell us what consideration you gave to presenting
        products and services revenues and related costs in your Consolidated Statements of
        Operations pursuant to Rules 5-03.1 and 2 of Regulation S-X.

Notes to consolidated financial statements

Note 13- Earnings per common share, page 71

5.   You indicate that you identified errors in the calculation of previously reported basic and
        diluted earnings per share, related to the application of participating securities under the
        two-class method. You also disclose that you concluded that the adjustments to historical
        earnings per share amounts were not material based on SEC Staff Accounting Bulletin
        No. 99. In this regard, please provide us with a quantified summary analysis supporting
        your determination, based on your SAB 99 analysis, that the errors in your calculation are
        immaterial for the reported periods.

Note 14 – Segment Information, page 80

6.   Tell us how you have complied with the entity-wide disclosures under ASC 280-10-50-40 for revenues from external customers by each product or service or group of products and services. For example, it appears that such disclosures would be consistent with and provide additional insights into your disclosures on page 34, which indicate that, "by product category, our sales of system components and integration, IT systems, peripherals, software and networking equipment in fiscal year 2014 were higher by 46%, 20%, 13%, 11% and 10%, respectively, in comparison to fiscal year 2013. The increase in the sale of system components and integration was due to the expansion of our system design and integration solutions business". If you determined that such disclosures are not practicable, please disclose and provide us with support for your conclusion.

Schedule II- Valuation and Qualifying Accounts, page 91

7.   It appears that you credited sales return allowance by $18.5 million. Please tell us the reasons for reducing your allowance, during the current fiscal year, by approximately 25% while your sales have increased by 27.6%. In addition, please tell us what consideration you gave to discussing the impact of crediting sales return and allowance by $18.5 million on your results of operations, including EPS, within MD&A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D.Wilson

Craig D.Wilson
Sr. Asst. Chief Accountant